Fortuna reports consolidated financial results for the first quarter 2014

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 12, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) today reported record revenue of $45.5 million, cash generated from operations, before changes in working capital of $16.9 million and net income of $4.9 million in the first quarter of 2014.

Jorge A. Ganoza, President and CEO, commented, “We have reported record quarterly revenue and strong operating margins underpinned by excellent production results and cost performance. We are pleased with our results for the first quarter of 2014 and look forward to a second quarter that reflects the ramp-up at San Jose delivered in April from 1,800 to 2,000 tonnes per day.”

First quarter financial highlights:

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Sales of $45.5 million

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Cash flow from operations before changes in non-cash working capital of $16.9 million or cash flow per share of $0.13

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Net income of $4.9 million or earnings per share of $0.04

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Cash position, including short term investments, and working capital as at March 31, 2014 were $62.1 million and $70.4 million, respectively

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Silver and gold production of 1,536,859 and 8,150 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits was $4.75*

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All-in sustaining cash cost** per ounce of payable silver was $16.52

* Cash cost per ounce of payable silver, net of by-product credits for gold, lead, and zinc

** All-in sustaining cash cost is net of by-product credits for gold, lead, and zinc

First quarter financial results

Net income was $4.9 million (Q1 2013: $6.7 million) and earnings per share were $0.04 (Q1 2013:  $0.05).  The decrease in net income in the face of a significant increase in silver and gold production is attributable to a significantly lower metal price environment.

Sales increased 12% in the context of significantly lower realized silver and gold prices (33% and 21%, respectively) as a result of higher silver and gold metal sold (57% and 87%, respectively). Mine operating earnings improved 3% over the first quarter of 2013 while gross margins (mine operating earnings over sales) decreased from 41% to 38%.  The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs (15% and 7% lower at San Jose and Caylloma, respectively) as well as higher head grades and metal recovery. Net income was further affected by higher share-based compensation charges of $1.7 million mainly related to mark-to-market effects.

Cash flow from operations, before changes in working capital, increased 4% to $16.9 million (2013: $16.3 million). The increase reflects the higher sales of 12% over the prior-year period.

Operating Results

	QUARTERLY RESULTS
	Three months ended March 31,
	2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	539,824	997,035	1,536,859	499,445	492,773	992,218
Gold (oz)	524	7,627	8,150	532	3,960	4,492
Lead (000's lbs)	3,893	-	3,893	4,614	-	4,614
Zinc (000's lbs)	6,529	-	6,529	5,936	-	5,936
Production cash cost (US$/oz Ag)*	6.92	3.59	4.75	6.91	6.30	6.60
All-in sustaining cash cost (US$/oz Ag)*	13.18	14.41	16.52	23.65	24.53	27.39
* Net of by-product credits

Silver and gold production totaled 1,536,859 and 8,150 ounces, respectively, exceeding by 12% and 13%, respectively, the Company´s budget for the first-quarter of 2014. Compared with the prior-year period, silver and gold production increased 55% and 81%, respectively, explained largely by the commissioning of San Jose´s plant expansion, to 1,800 tpd, on September 2013.  The company is on schedule to produce 6 million ounces of silver and 32,300 ounces of gold or 7.9 million Ag Eq* ounces in 2014.

All-in sustaining cash cost per payable ounce of silver decreased to $16.52 (Q1 2013: $27.39) as a result of lower sustaining capital and brownfields exploration expenditures and higher payable ounces of silver (refer to non-GAAP financial measures). All-in sustaining cash cost per payable ounce of silver was in line with guidance.

*Ag Eq estimated based on gold price of $1,260/oz and silver price of $21/oz.

San Jose Mine, Mexico

	QUARTERLY RESULTS
	Three months ended March 31,
	2014	2013
Mine Production	San Jose	San Jose
Tonnes milled	150,708	93,478
Average tonnes milled per day	1,748	1,076

Silver
Grade (g/t)	229	184
Recovery (%)	90	89
Production (oz)	997,035	492,773
Gold
Grade (g/t)	1.74	1.48
Recovery (%)	90	89
Production (oz)	7,627	3,960
Unit Costs
Production cash cost (US$/oz Ag)*	3.59	6.30
Production cash cost (US$/tonne)	66.61	77.96
Unit Net Smelter Return (US$/tonne)	172.52	199.48
All-in sustaining cash cost (US$/oz Ag)*	14.41	24.53

* Net of by-product credits

Silver and gold production was 12% and 13% above budget, respectively. Average head grades for silver and gold were 229 g/t and 1.74 g/t, respectively, or 13% above plan for both. Compared to the first quarter of 2013, silver and gold production rose 102% and 93% on the back of 61% higher processed ore and higher head grades of 24% and 17%, respectively.

Cash cost per tonne of processed ore was $66.61/t, or 15% below the first quarter of 2013, and in line with guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver at San Jose was $14.41 (refer to non-GAAP financial measures), in line with guidance for the year.

The expansion of the San Jose Mine’s processing plant capacity from 1,800 tpd to 2,000 tpd was successfully completed and commissioned in the first week of April 2014. Due to the continuing exploration success at Trinidad North, the company is assessing the economic robustness of a potential expansion of the operation to 3,000 tpd.

Caylloma Mine, Peru

	QUARTERLY RESULTS
	Three months ended March 31,
	2014	2013
Mine Production	Caylloma	Caylloma
Tonnes milled	114.115	111,416
Average tonnes milled per day	1,297	1,266

Silver
Grade (g/t)	174	173
Recovery (%)	85	81
Production (oz)	539,824	499,445
Gold
Grade (g/t)	0.32	0.38
Recovery (%)	44	40
Production (oz)	524	532
Lead
Grade (%)	1.66	2.10
Recovery (%)	93	89
Production (000's lbs)	3,893	4,614
Zinc
Grade (%)	2.87	2.79
Recovery (%)	90	86
Production (000's lbs)	6,529	5,936
Unit Costs
Production cash cost (US$/oz Ag)*	6.92	6.91
Production cash cost (US$/tonne)	87.85	94.20
Unit Net Smelter Return (US$/tonne)	148.59	194.30
All-in sustaining cash cost (US$/oz Ag)*	13.18	23.65

* Net of by-product credits

Silver production was 10% above budget, mainly due to an improvement in silver metallurgical recovery from 81% to 85%. Silver’s average head grade was 174 g/t, or 7% above plan and metallurgical recovery was 85%, or 3% above budget.

When compared with the prior-year period, silver production increased 8% due to a 5% increase in metallurgical recoveries. Zinc production increased 10% as a result of higher head grade. Lead production decreased 16% when compared with the prior-year period.

Cash cost per tonne at Caylloma was $87.85/t of processed ore, 7% lower than the first quarter of 2013, and 1% below guidance. This decrease is the result of cost-reducing measures undertaken at the beginning of the third quarter of 2013 which consisted mainly of an optimization in mine preparation activities and reductions in related personnel expenses and technical services. All-in sustaining cash cost per payable ounce of silver at Caylloma was $13.18 (refer to non-GAAP financial measures), below our annual guidance due to lower sustaining capital expenditures in the period.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review 2014 first quarter financial and operations results

Date:  Tuesday, May 13th, 2014

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern | 11:00 a.m. Lima

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13581678

Playback of the webcast will be available until August 13th, 2014.  Playback of the conference call will be available until May 27th, 2014 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.